BofI Holding, Inc.
4350 La Jolla Village Drive, Suite 140
San Diego, CA 92122

March 4, 2014

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:	John A. Spitz
Staff Accountant

Re:	BofI Holding, Inc.
Form 10-K for Fiscal Year Ended June 30, 2013
Filed September 4, 2013
Forms 10-Q for Fiscal Quarters Ended September 30, 2013 and December 31, 2013
Filed November 5, 2013 and February 5, 2014
File No. 000-51201
Dear Mr. Spitz:

We are filing this letter in response to comments received from the Staff of the Securities and Exchange Commission by letter dated February 10, 2014 with respect to the above-referenced filings of BofI Holding, Inc. (the “Company”). The numbering of the paragraphs below corresponds to the numbering of your letter, the text of which we have incorporated into this response letter for convenience.

Form 10-Q for the Quarterly Period ended December 31, 2013

Note 3. Fair Value, page 7

1.
We note disclosure on page 16 of the quantitative information for your level 3 financial instruments measured at fair value on a non-recurring basis. In particular, we further note the wide range of adjustments made to your unobservable inputs used to determine fair value on your impaired loans and other real estate owned (OREO). Please address the following:

•
Clarify whether the “sales comparison approach” valuation technique consists of both recent real estate appraisals and other third-party valuations as noted in your disclosure on page 9. To the extent that both real estate appraisals and other third-party valuations are used and result in significantly different adjustments to the valuation techniques, please consider revising your future filings to separately disclose each of these valuation methods;

•
Tell us and revise your future filings to explain when you would obtain an updated real estate appraisal as compared to another third-party valuation. Additionally, please tell us whether you prepare internal valuations used to fair value your impaired loans and OREO; and

Page 2 Letter to John A. Spitz dated March 4, 2014

•
Tell us and revise your future filings to explain in detail and provide examples as necessary in order for us to understand the reason(s) for the significant range of adjustments made (both positive and negative) to both your impaired loans and OREO as of December 31, 2013.

Response:

We acknowledge the Staff’s comment and confirm that the Company will include, in its future filings, an expanded disclosure clarifying the “sales comparison approach” and providing further detail about the range of adjustments for impaired loans and OREO. In the vast majority of instances (typically over 90%), real estate appraisals are used as the valuation technique for the sales comparison approach and in very limited situations, other third-party valuations are used in an internal valuation analysis. In our experience, these two approaches typically do not result in significantly different adjustments. Specifically, we expect to revise the disclosure in our upcoming Quarterly Report on Form 10-Q substantially as follows (the changes reflected below are based on an excerpt from the existing impaired loans disclosure within Note 3 in our Quarterly Report on Form 10-Q, with revised language in bold):

“The fair value of impaired loans with specific write-offs or allocations of the allowance for loan losses are generally based on recent real estate appraisals or internal valuation analyses consistent with the methodology used in real estate appraisals and include other third-party valuations and analysis of cash flows. These appraisals and analyses are updated on an annual basis. The Company primarily obtains real estate appraisals and in the rare cases where an appraisal cannot be obtained typically due to lack of comparable sales for the location, the Company performs an internal valuation analysis. These appraisals and analyses may utilize a single valuation approach or a combination of approaches including comparable sales and income approaches. The sales comparison approach uses at least three recent similar property sales in order to determine the fair value of the property being appraised. The income approach is calculated by taking the net operating income of the rent collected and dividing it by an assumed capitalization rate. Adjustments are routinely made in the process by the appraisers to adjust for differences between the comparable sales and income data available.”

Additionally, we expect to add to the disclosure in our upcoming Quarterly Report on Form 10-Q substantially as follows (the addition reflected below will be added to the quantitative information about level 3 fair value measurements for financial instruments measured at fair value on a non-recurring basis table as a footnote to the range column within Note 3 in our Quarterly Report on Form 10-Q):

“The ranges shown may vary positively or negatively based on the comparable sales reported in the current appraisal. In certain instances, the range can be significant due to small sample sizes and in some cases the property being valued having limited comparable sales with similar characteristics at the time the current appraisal is conducted.”

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Non-Interest Income, page 45

2.
We note disclosure that for the six-months ended December 31, 2013 you recorded a $4.14 million “gain on sale - other” in your statement of income and that these gains primarily resulted from sale of structured settlements. Please tell us and revise future filings to provide more robust disclosure related to your structured settlements and related gains. Additionally, please address the following:

•	Explain in further detail what structured settlements are, how they are structured, and an understanding of the typical terms offered;

•	Disclose the total amount of structured settlements currently held on your balance sheet as of December 31, 2013 and June 30, 2013;

Page 3 Letter to John A. Spitz dated March 4, 2014

•
Disclose the amount of structured settlement loans sold during the six-months ended December 31, 2013. Tell us how you have accounted for these loan sales. Specifically, confirm whether these structured settlements are included in the $31.4 million of loans transferred from held for investment to loans held for sale during this period; and

•
We note discussion in your Earnings Call for the period ended December 31, 2013 held on February 5, 2014 that sales of structured settlements were done in order to offset the industry-wide decline in mortgage banking. You further state in your Earnings Call that structured settlements are an incredibly safe investment but that the right mix of these loans from a duration perspective and the matching of these assets with longer duration liabilities is considered when determining whether to sell or retain these investments. Please revise your future filings to include this information and any other considerations contemplated when determining whether to retain or sell a structured settlement loan.

Response:

We acknowledge the Staff’s comment and confirm that the Company will include, in its future filings, a discussion that provides further detail on structured settlement loans and the considerations contemplated when determining whether to retain or sell a structured settlement loan. Specifically, we expect to add the following discussion to the management’s discussion and analysis of financial condition and results of operations section of our upcoming Quarterly Report on Form 10-Q substantially as follows:

“The Bank engages in the wholesale and retail purchase of state lottery prize and structured settlement annuity payments. These payments are high credit quality deferred payment receivables having a state lottery commission or investment grade (top two tiers) insurance company payor. The Bank originates contracts for the retail purchase of such payments and classifies these under the heading of Factoring in the loan portfolio. Factoring yields are typically higher than mortgage loan rates. Typically, the gain received upon sale of these payment streams is greater than the gain received from an equivalent amount of mortgage loan sales. Since 2013, pools of structured settlement receivables have been originated for sale depending upon management’s assessment of interest rate risk, liquidity, and offers containing favorable terms and are classified on our balance sheet as loans held for sale.”

In addition, we anticipate providing a disclosure similar in nature to the above paragraph within the Business section of the Annual Report on Form 10-K.

The amount of state lottery prize and structured settlement annuity payments currently held in the Company’s loan portfolio on the balance sheet totaled $108.1 million and $106.5 million as of June 30, 2013 and December 31, 2013, respectively. The fair value of structured settlements in the loans held for sale category on the balance sheet totaled $0 and $5.0 million at June 30, 2013 and December 31, 2013, respectively.

During the six months ended December 31, 2013 the Company sold $29.4 million of structured settlements and the gains were included in the income statement category referred to as Gain on sale - other. During the six months ended December 31, 2013, $31.4 million of structured settlements were transferred from Loans held for investment to Loans held for sale, carried at lower of cost or fair value. The Company also originated structured settlements directly to loans held for sale during the six months ended December 31, 2013.

Page 4 Letter to John A. Spitz dated March 4, 2014

Form 10-K for the Fiscal Year ended June 30, 2013

Exhibits

3.
Please file your employment agreements with each of Adriaan van Zyl and Eshel Bar-Adon as exhibits to your future Form 10-K filings. Also tell us whether you have an employment agreement with Brian Swanson. If so, please file such agreement as an exhibit to your future Form 10-K filings. Refer to Item 601(b)(10) of Regulation S-K.

Response:

We acknowledge the Staff’s comment and confirm that the Company will file the employment agreements with its named executive officers, Adriaan van Zyl, Eshel Bar-Adon and Brian Swanson as exhibits to a Form 8-K in the near future.

* * * * *
In connection with the Staff’s comment letter and our responses, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to comments from Commission staff do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Commission staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your assistance with this filing. If you have any questions or comments, please call me at your convenience at (858) 649-2000.

Very truly yours,

BOFI HOLDING, INC.

By:	/s/ Andrew J. Micheletti
Andrew J. Micheletti
EVP and Chief Financial Officer

cc:	Allen Sussman, Esq.
Loeb & Loeb LLP